AMENDED & RESTATED SHARE PURCHASE AND SUBSCRIPTION AGREEMENT

                        This AMENDED & RESTATED SHARE PURCHASE AND SUBSCRIPTION AGREEMENT is dated as of May 8, 2019 among Holigen Holdings Limited, a company incorporated under the laws of Malta with a company registration number C87034 and having its registered address at Lara Buildings, Level I, Guzeppi Calleja Street, Iklin, IKL 1264, Malta (the “Company”), Holigen Limited, a private limited liability company incorporated under the laws of Malta with company registration number C87049 and having its registered address at Lara Buildings, Level 1, Guzeppi Calleja Street, Iklin, IKL 1264, Malta (“Holigen Sub”), The Flowr Corporation, a corporation incorporated under the laws of the Province of Ontario (“Flowr”), DFT Trading Limited, a corporation existing under the laws of Malta (“Pauric Holdco”), DFT Holdings Limited, a corporation existing under the laws of Malta (“Pauric Topco”) and Pauric Duffy, an individual residing in the City of Sintra, Portugal.

                        WHEREAS, Pauric Holdco wishes to sell to Flowr, and Flowr wishes to purchase from Pauric Holdco, ordinary shares of the Company (the “Purchased Shares”), on the terms and conditions set forth herein; and

                        WHEREAS, Pauric Holdco is a wholly-owned subsidiary of Pauric Topco and Pauric Topco is wholly-owned by Pauric Duffy; and

                        WHEREAS, Flowr wishes to subscribe for, and the Company wishes to issue to Flowr, ordinary shares of the Company (the “Subscription Shares”), on the terms and conditions set out herein; and

                        WHEREAS, after giving effect to the sale of the Purchased Shares and the subscription for the Subscription Shares, Flowr would own 19.8% of the outstanding shares of the Company on a fully diluted basis; and

                        WHEREAS, this Agreement amends and restates a share purchase and subscription agreement among the Company, Holigen Sub and Flowr dated December 19, 2018 (the “2018 Agreement”).

                        THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                    Defined Terms. Unless otherwise defined or the context otherwise specifies or requires, capitalized terms shall have the respective meanings set out in Schedule A.

1.2                    Usages. References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Amended and Restated Share Purchase and Subscription Agreement and not to any particular Article, Section or other subdivision of this Agreement.

Amended and Restated Share Purchase and Subscription Agreement - Holigen

Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                    Plural and Singular. Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4                    Headings. The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5                    Schedules. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

1.6                    Applicable Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.7                    Time of the Essence. Time shall in all respects be of the essence of this Agreement.

1.8                    Non-Business Days. Whenever any action to be taken hereunder shall be stated to be required to be taken on a day other than a Business Day, such action shall be taken on the next succeeding Business Day.

1.9                    Meaning of Include. The words “include”, “includes” and “including”, when used in this Agreement, shall be deemed to be followed by the phrase “without limitation”.

1.10                  Rule of Construction. This Agreement has been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of this Agreement.

ARTICLE 2	Redacted: Commercially
SHARE PURCHASE AND SALE	sensitive information

Amended and Restated Share Purchase and Subscription Agreement - Holigen

2.2                    Purchase Price. The aggregate Purchase Price shall be satisfied on the Closing Date by a cheque or bank draft (in each case, of immediately available funds) of such amount as directed by Pauric Holdco in writing. At the option of Flowr, such cheque or bank draft may be for the Canadian dollar equivalent of the aggregate Purchase Price, based on the Bank of Canada exchange rate on the Business Day prior to the Closing Date.

ARTICLE 3
SHARE SUBSCRIPTION

3.1                    Subscription. Subject to the terms and conditions hereof, immediately following the completion of the Purchase and Sale contemplated in Article 2, Flowr irrevocably subscribes for and agrees to purchase on the Closing Date from the Company, and the Company hereby irrevocably agrees to issue to Flowr, such number of Subscription Shares (the “Subscription”) that when combined with the Purchased Shares acquired pursuant to the Purchase and Sale would result in Flowr owning 19.8% of the issued and outstanding Shares in the capital of the Company on a fully-diluted basis and the aggregate purchase price for such Subscription Shares acquired by Flowr shall be an amount equal to $6,000,000 (the “Subscription Price”) . The parties hereto acknowledge that the Subscription is subject to: (a) receipt of all necessary Official Body approvals, and (b) certain other terms and conditions as set forth herein.

3.2                    Subscription Price. It is acknowledged that the Subscription Shares shall be issued for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Company, being the full settlement by Flowr of a debt owing to it by the Company, in the amount of the Euro equivalent of $6,000,000 (based on the Bank of Canada exchange rate on the Closing Date) owing by the Company to Flowr as more particularly described in the Term Sheet. For avoidance of doubt, the parties hereto acknowledge payment by Flowr of funds in the amount of $6,000,000 and that, upon delivery of the Subscription Shares pursuant to Section 4.3(a)(ii)(C), such debt shall be fully settled.

ARTICLE 4
CLOSING

4.1                    Closing. Subject to the terms and conditions herein, the closing of each of the Purchase and Sale and the Subscription will occur on the second (2nd) Business Day following the satisfaction or waiver of the closing conditions set out in Section 4.3 or such other date as determined by the parties hereto (the “Closing Date”). The closing of the Purchase and Sale and the Subscription shall occur in succession on the Closing Date, unless otherwise agreed to by the parties hereto. Until the Closing occurs, the Term Sheet shall remain in full force and effect and unamended. Prior to Closing, the Company shall deliver to Flowr a certificate of an officer of the Company certifying the issued and outstanding Shares and other securities of the Company, any rights to acquire Shares or any other securities of the Company and list of holders of Shares and rights to acquire Shares. Following receipt by Flowr of the deliverable in the foregoing sentence, Flowr shall deliver to Pauric Holdco and the Company a calculation of the Purchased Shares and Subscription Shares to be acquired by Flowr and the applicable Purchase Price and Subscription Price.

Amended and Restated Share Purchase and Subscription Agreement - Holigen

(a)

The necessary documents to obtain a valid stamp duty exemption determination in terms of the Duty on Documents and Transfers Act (Chapter 364 of the Laws of Malta), which shall remain in full force and effect as of the Closing Date.

(b)	In respect of the Subscription, to the extent required under applicable law and/or by an Official Body:

(i)

the necessary documents to amend the Company’s memorandum of articles to (A) increase the authorised share capital of the Company to allow for the issue of the Subscription Shares, and (B) provide for the appointment right set out in Section 6.3, and such amendments to the memorandum of articles to be mutually agreed upon by the Parties, acting reasonably;

(ii)	a Section 73 report on the valuation of the applicable Subscription Shares and the Subscription Price being paid therefor; and

(iii)	a copy of this Agreement wherein it is agreed to issue such Subscription Shares.

4.3                    Closing Deliverables.

(a)

The obligations of Flowr to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of the following conditions precedent, each of which is for Flowr’s exclusive benefit and may be waived, in whole or in part, by Flowr in its sole discretion:

(i)	In respect of the Purchase and Sale, delivery of:

(A)	evidence of confirmation of approval or consent from the applicable Official Body in respect of the filings required to be made pursuant to Section 4.2, to the satisfaction of Flowr;

(B)

evidence of the written approval issued by the board of directors of the Company with respect to the Purchase and Sale in accordance with the terms of the memorandum and articles of association of the Company;

(C)

share certificates representing the Purchased Shares, free and clear of all Liens, issued by the Company in the name of Flowr, together with evidence satisfactory to Flowr that Flowr has been entered upon the books of the Company as the holder of the Purchased Shares (and the share certificate or certificates representing the Purchased Shares in the name of Pauric Holdco marked as cancelled);

Amended and Restated Share Purchase and Subscription Agreement - Holigen

(D)

evidence satisfactory to Flowr, acting reasonably, that the Company has obtained a full and complete exemption from any requirement to pay a stamp duty in connection with the transactions contemplated herein pursuant to the laws of Malta;

(E)

waiver of pre-emptive rights letter, in form satisfactory to Flowr, acting reasonably, pursuant to which each of the Shareholders waives any and all pre-emptive rights pursuant to the memorandum and articles of association of the Company or otherwise pursuant to applicable law in relation to the transfer of the Purchased Shares; and

(F)	evidence satisfactory to Flowr, acting reasonably, of the board appointment provided for in Section 6.3.

(ii)	In respect of the Subscription, delivery of:

(A)	evidence of confirmation of approval or consent from the applicable Official Body in respect of the filings required to be made pursuant to Section 4.2, to the satisfaction of Flowr;

(B)	an acknowledgment from the Company that the Subscription Price has been duly satisfied and evidence, satisfactory to Flowr, of the termination of the Term Sheet; and

(C)	share certificates representing the Subscription Shares together with evidence satisfactory to Flowr that Flowr has been entered upon the books of the Company as the holder of the Subscription Shares.

(iii)	In respect of the Purchase and Sale and the Subscription, delivery of:

(A)

evidence of any other confirmations of approval or consents from the applicable Official Body required in respect of the Purchase and Sale and the Subscription, including approval of the TSX Venture Exchange, if required;

(B)

certificate of an officer of the Company certifying the issued and outstanding Shares and other securities of the Company, any rights to acquire Shares or any other securities of the Company and list of holders of Shares and rights to acquire Shares (or a bringdown certificate in respect of the certificate delivered by the Company pursuant to Section 4.1 certifying that such certificate delivered pursuant to Section 4.1 is true and correct as at the time of Closing);

Amended and Restated Share Purchase and Subscription Agreement - Holigen

(C)	evidence of the register of members and directors of the Company duly updated to reflect the transactions contemplated by this Agreement; and

(D)	a certificate of status, compliance, good standing or like certificate with respect to the Company issued by the appropriate Official Body.

(b)

The obligations of Pauric Holdco to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of the following condition precedent, which is for Pauric Holdco’s exclusive benefit and may be waived, in whole or in part, by Pauric Holdco in its sole discretion: in respect of the Purchase and Sale, delivery of a cheque or bank draft contemplated by Section 2.2.

(c)

The obligations of the Company to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of the following condition precedent, which is for the Company’s exclusive benefit and may be waived, in whole or in part, by the Company in its sole discretion: in respect of the Subscription, delivery of evidence, satisfactory to the Company, of the termination of the Term Sheet.

4.4                    Post-Closing Filings. Within fourteen (14) Business Days of the Closing Date, the Company covenants to file with the applicable Official Body and use its reasonable commercial efforts to have registered promptly by such Official Body:

(a)	In respect of the Purchase and Sale, the requisite statutory forms (Form T and Form BO2).

(b)	In respect of the Subscription:

(i)	the requisite statutory forms (Form H and Form BO2); and

(ii)	an extract of the resolution of the Shareholders approving the issuance of the Subscription Shares.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1                    Representations and Warranties. To induce Flowr to enter into this Agreement, the Company, Pauric Holdco, Pauric Topco and Pauric Duffy, as applicable, hereby represent and warrant to Flowr, on a joint and several basis, as at the date hereof and as of the Closing Date, as follows and acknowledge and confirm that Flowr is relying upon such representations and warranties in entering into this Agreement:

(a)

Status and Power. Each of the Company, Pauric Holdco and Pauric Topco is a company duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation or formation. Each of the Company, Pauric Holdco and Pauric Topco is duly qualified, registered or licensed in all jurisdictions where such qualification, registration or licensing is required and has all requisite capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted and to otherwise enter into, and carry out the transactions contemplated by, this Agreement. Pauric Duffy is of the full age of majority and has the legal capacity and competence to enter into and perform his obligations under this Agreement.

Amended and Restated Share Purchase and Subscription Agreement - Holigen

(b)

Authorization and Enforcement. All necessary action, corporate (in the case of the Company, Pauric Holdco and Pauric Topco) or otherwise, has been taken to authorize the execution, delivery and performance by each of the Company, Pauric Holdco, Pauric Topco and Pauric Duffy of this Agreement. Each of the Company, Pauric Holdco, Pauric Topco and Pauric Duffy has duly executed and delivered this Agreement and the Subscription Shares will be duly and validly authorized and issued as fully paid and non- assessable ordinary shares in the capital of the Company. This Agreement is a legal, valid and binding obligation of each of the Company, Pauric Holdco, Pauric Topco and Pauric Duffy, enforceable against such Person by the other parties hereto in accordance with its terms, subject to the laws of general application affecting creditors’ rights and the discretion of the court in awarding equitable remedies.

(c)

Compliance with Other Instruments. The execution, delivery and performance by each of the Company, Pauric Holdco, Pauric Topco and Pauric Duffy of this Agreement, and the consummation of the transactions contemplated herein (i) do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of, (A) in the case of the Company, Pauric Holdco and Pauric Topco, the memorandum and articles of association, articles of incorporation or by-laws of, or any unanimous shareholder agreement or declaration relating to such Person or (B) any applicable law binding on or applicable to the Company, Pauric Holdco, Pauric Topco or Pauric Duffy or to which such Person’s property is subject or any agreement, lease, licence, permit or other instrument to which such Person is a party or is otherwise bound or by which such Person benefits or to which any of such Person’s property is subject and (ii) do not require the consent or approval of any Official Body or any other Person which has not been obtained and provided to Flowr or is otherwise expressly provided for herein.

(d)

Consents, Approvals, etc. Except as expressly provided for herein, no consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to Flowr are required to be entered into by any Person to implement the transactions contemplated by this Agreement.

(e)

Issuance of Shares. The Subscription Shares have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and non- assessable. The issuance of the Subscription Shares has been approved by the Shareholder.

Amended and Restated Share Purchase and Subscription Agreement - Holigen

(f)	Capital and Subsidiaries.

(i)

The statements in the preamble to this Agreement with respect to the Shares of the Company and the ownership of Pauric Holdco and Pauric Topco are true and correct and all necessary filings with Official Bodies have been made in respect of such Share holdings.

(ii)	There is no unanimous shareholder agreement or declaration with respect any Holigen Entity.

(iii)

There are no outstanding warrants, options or other agreements which require or may require the issuance of any Shares of any Holigen Entity, there are no outstanding debt or securities convertible into Shares of any Holigen Entity and there are no Shares of any Holigen Entity allotted for issuance, in each case to a Person other than a Holigen Entity or Flowr.

(iv)

No Holigen Entity is a partner in any limited or general partnership, a member of any unlimited liability company or a party to any joint venture. There are no Subsidiaries of the Company other than as set out in Schedule B.

(v)

The authorized and issued capital of each Subsidiary of the Company is set forth in Schedule B. All of the issued Shares of each Holigen Entity have been or will be issued as fully paid and non-assessable.

(g)

Foreign Assets Control Regulations. Neither the execution and delivery of this Agreement nor the Company’s or Pauric Holdco’s use of the proceeds hereunder will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. Without limiting the foregoing, neither Pauric Holdco nor the Holigen Entities (a) is or will become a Person whose property or interests in property are blocked pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) or (b) engages or will engage in any dealings or transactions, or be otherwise associated, with any such Person. Each of the Company and Pauric Holdco is in compliance, in all material respects, with the Title III of Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA Patriot Act of 2001).

(h)

Sanctions and Anti-Corruption Legislation. No part of the proceeds from the Purchase and Sale or the Subscription herein will be used, directly or indirectly, for any payment to any governmental official or employee, political party, official of a political party, candidate for political office or anyone else acting in an official party capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any applicable Anti-Corruption Legislation. Neither the Holigen Entities nor Pauric Holdco (i) is a Sanctioned Person, (ii) owns assets in Sanctioned Countries, or (iii) derives operating income from investments in, or transactions with Sanctioned Persons or Sanctioned Countries. Neither the Company nor Pauric Holdco has and nor will it use the proceeds of the Purchase and Sale or the Subscription herein to fund any operations in, finance any investments or activities in or make any payments in violation of any Sanctions or to a Sanctioned Person or a Sanctioned Country that is in violation of any restrictions.

Amended and Restated Share Purchase and Subscription Agreement - Holigen

(i)

Anti-Money Laundering Legislation. The Holigen Entities have adopted and maintain adequate procedures and controls to ensure that they are in compliance with all AML Legislation. Pauric Holdco is in compliance with AML Legislation.

(j)	Solvency. Each of the Company and Pauric Holdco is Solvent.

(k)	No Material Adverse Change. Since December 31, 2017, there has been no Material Adverse Change.

5.2                    Survival of Representations and Warranties. All of the representations and warranties contained in Section 5.1 shall survive the execution and delivery of this Agreement.

ARTICLE 6
COVENANTS

6.1                    Ordinary Course. Each of the Company and Pauric Holdco shall use reasonable best efforts to cause each Holigen Entity to, except as expressly consented to by Flowr in writing, conduct the business of such Person in the ordinary course of business until the Outside Date. For certainty, no Holigen Entity (including the Company) shall (i) make any changes to its corporate structure, board composition or Share capital without the prior written consent of Flowr, and (ii) engage in the cannabis business (A) in any jurisdiction in which such business is not governed by a regulatory framework, or (B) in the United States.

6.2                    Post-Closing Covenants of the Company. From and after the completion of the Purchase and Sale, the Company and Pauric Holdco each covenant, agree and undertake to not allow the Company to issue, sell or encumber its Shares (or securities convertible or exercisable into or exchangeable for Shares) or the Shares (or securities convertible or exercisable into or exchangeable for Shares) in the capital of Holigen Sub, RPK and/or TCann and to not allow the Company, Holigen Sub, RPK and/or TCann to sell or encumber any of their respective Intellectual Property or to sell all or substantially all of their respective assets and to not permit any of their respective shareholders to transfer or otherwise encumber any Shares or other securities convertible or exercisable into or exchangeable for Shares owned by them without the unanimous approval of the board of directors of the Company, provided that:

Amended and Restated Share Purchase and Subscription Agreement - Holigen

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Redacted: Commercially sensitive information

be deemed to be an offer, irrevocable within the time herein after specified for acceptance, for Flowr to subscribe for the Shares set out in the Selling Notice at a price equal to the Subscription Price (the "**Offered Shares**"), and shall be open for acceptance by Flowr for [redacted] Business Days after receipt of the Selling Notice. Within such [redacted] Business Day period (the "**Acceptance Period**"), Flowr may give to the Company a notice (an "**Acceptance Notice**") setting forth the number of Offered Shares for which it intends to subscribe (the "**Accepted Shares**"). If Flowr does not respond within the Acceptance Period, or if the number of Accepted Shares is less than the number of Offered Shares, then the Company shall be free for a period ending on the earlier of (i) [redacted] days after the end of the Acceptance Period and (ii) the Outside Date to sell the Offered Shares or the balance of the Offered Shares, as applicable, to a third party (the "**Proposed Transferee**") on terms no more favourable than those set out in the Selling Notice. For avoidance of doubt, a purchase by Flowr of Accepted Shares shall take place on the terms, including on the transaction date, set out in the Selling Notice, regardless of whether a transaction with a Proposed Transferee is consummated. [redacted]

(b) after the Outside Date the Company, Holigen Sub, RPK, and/or TCann may issue Shares in exchange for money or other valuable consideration upon receipt of the approval of the directors in compliance with applicable law and the terms of this Agreement, and provided further that either before or after the Outside Date, while Flowr is a Shareholder, neither the Company, Holigen Sub, RPK nor TCann may not enter into any transaction with any of the entities listed in Schedule C to this Agreement; and

(c) [redacted].

6.3 Appointment Right. From and after the completion of the Purchase and Sale, (i) Flowr shall be permitted to nominate one (1) director on the board of directors of the Company and Holigen Sub in accordance with the Company's and Holigen Sub's memorandum and articles of association (it being understood that Flowr's nominee shall initially be [redacted], subject to the approval of the applicable Official Body), and (ii) Flowr shall, for a period of [redacted] years from the Closing Date, be prohibited from marketing its Shares in the capital of the Company for sale, transfer or any other form of disposition and from selling, transferring or otherwise disposing of its Shares in the capital of the Company without the prior

Amended and Restated Share Purchase and Subscription Agreement - Holigen

written consent of the board of directors of the Company, it being understood that Flowr’s nominee on the board of directors shall be excluded from voting for such consent. In the event that the board of directors of the Company has notified Flowr that it desires to approve a sale of the Shares of the Company to a third party, then Flowr shall have the option, in its sole discretion, to agree to transfer its Shares to such third party.

6.4                    Pre-Emptive Rights. After the Outside Date, if any Shares of the Company, or securities convertible into or exchangeable directly or indirectly for shares in the capital of the Company (including any newly created class or series) (collectively referred to in this Section as “Additional Securities”), are to be issued, the Company shall first offer such Additional Securities to those holders of its Shares (the “Eligible Shareholders”) by notice given to them of the Company’s intention to issue Additional Securities and the number and purchase price of such Additional Securities to be so issued. Each of the Eligible Shareholders may purchase its Pro Rata Share (as such term is defined below) of the Additional Securities so offered. Each Eligible Shareholder’s “Pro Rata Share” of the Additional Securities shall be equal to the total number of Additional Securities so offered, multiplied by the quotient of X/Y, where X is equal to the number of Shares that the Eligible Shareholder holds, and Y is equal to the aggregate number of Shares held by all of the Eligible Shareholders. Each Eligible Shareholder shall have ten (10) Business Days from the date such notice is given to give a notice to the Company of such Eligible Shareholder’s intention to purchase all or any of the Additional Securities to which it is entitled and shall indicate in such notice the maximum number of Additional Securities that such Eligible Shareholder is willing to purchase (which number may be up to its Pro Rata Share). If no such notice is given by an Eligible Shareholder within such ten (10) Business Day period, such Eligible Shareholder shall be deemed to have rejected the offer to purchase such Additional Securities. The transaction of purchase and sale by the Company to the Eligible Shareholders shall be completed on the date specified by the board of directors of the Company. Any Additional Securities not taken up by the Eligible Shareholders may be issued within sixty (60) days of such Additional Securities having been first offered to the Eligible Shareholders, at not less than the price and on terms no more favourable than the terms offered to the Eligible Shareholders, to such Persons as the directors of the Company determine, provided that such Persons agree to be bound by the terms of Sections 6.4, 6.5, and 6.6 of this Agreement.

6.5                    Tag-Along. After the Outside Date, if any Shareholder (the “Selling Party”) receives a bona fide written offer (the “Third Party Offer”) to purchase all or any of the Shares then held by the Selling Party, then, prior to the acceptance of the Third Party Offer, the Selling Party shall notify all of the other Shareholders (the “Remaining Shareholders”) of such proposed sale and the terms of such proposed sale and the Selling Party shall obtain from the party making the Third Party Offer (the “Third Party”) a bona fide offer (the “Tag-Along Offer”) addressed to each of the Remaining Shareholders, on terms and conditions at least as favourable as those contained in the Third Party Offer, to purchase from each Remaining Shareholder: (i) that number of Shares that is the same portion of the total number of Shares which the Remaining Shareholder holds, as the number of Shares proposed to be sold by the Selling Party pursuant to the Third Party Offer bears to the total number of Shares then held by the Selling Party, or (ii) if the Third Party Offer relates to a limited number of Shares only, such limited number of Shares multiplied by the quotient of X/Y, where X is equal to the total number of Shares then held by the Remaining Shareholder and Y is equal to the sum of the limited number of Shares to which the Third Party Offer relates plus the number of Shares that all Remaining Shareholders desiring to participate in the proposed sale hold and, in the case of a sale of Shares by any Remaining Shareholder(s) under this Section 6.5, the number of Shares to be sold by the Selling Party shall be reduced in order to accommodate the number of Shares to be sold by the Remaining Shareholder(s).

Amended and Restated Share Purchase and Subscription Agreement - Holigen

Redacted: Commercially sensitive
- 12 -	information

The Selling Party shall deliver the Tag-Along Offer to the Remaining Shareholders, together with a copy of the Third Party Offer. The Tag-Along Offer shall be irrevocable and shall be open for acceptance by the Remaining Shareholders for thirty (30) days after the delivery thereof to the last of the Remaining Shareholders. If, within such thirty (30) day period, a Remaining Shareholder does not provide the Selling Party with notice of such Remaining Shareholder’s intent to accept or reject the Tag-Along Offer, such Remaining Shareholder shall be deemed to have rejected the Tag-Along Offer.

The price per share for any Shares in respect of which a tag-along right under this Section 6.5 is exercised will be equal to the price per Share set out in the Third Party Offer.

6.6                    Drag-Along. After the Outside Date, if:

then, upon being notified by the Company or such third party offeror of the names of the Shareholders who have irrevocably accepted or otherwise approved such offer and the number of Shares in respect of which they have irrevocably accepted, or otherwise approved, the Sale Transaction, each Shareholder: (I.) shall, if the Sale Transaction involves a sale or other tender of Shares, sell all of the Shares held by such Shareholder to the third party offeror pursuant to the terms of the Sale Transaction in accordance with the offer upon the terms and at the price contained in the offer; (II.) shall vote in favour of (for the purposes of any approval acquired by applicable law, the memorandum of articles, this Agreement or otherwise), and otherwise act (including, without limitation, by executing and delivering when required all documents and instruments), to approve the Sale Transaction and any continuance, reorganization or recapitalization or any other change to the memorandum of articles and this Agreement that is necessary to implement the Sale Transaction, as applicable; and (III.) shall provide such reasonable representations, warranties, indemnities, covenants, escrow agreements and other agreements as may be required by the third party offeror pursuant to such Sale Transaction. To the extent permitted by law, each Shareholder hereby expressly waives any right to dissent or appraisal under applicable laws with respect to the transactions or approvals referred to in this Section 6.6.

Amended and Restated Share Purchase and Subscription Agreement - Holigen

Notwithstanding the foregoing, no Shareholder is required to comply with the terms of this Section 6.6 if:

(c)

the liability of such Shareholder under the purchase agreement for the Sale Transaction (including, without limitation, liability for a breach of representation or warranty or for a claim under an indemnity) exceeds with respect to such Shareholder the lesser of such Shareholder’s (A.) pro rata share of any claim; and (B.) the purchase price payable to such Shareholder; or

(d)	the Sale Transaction is conditioned on any requirement by a third party offeror that would unreasonably prevent or restrict such Shareholder’s ability to make investments in any business.

ARTICLE 7
MISCELLANEOUS

7.1                    Counterparts. This Agreement may be executed in one or more counterparts (including counterparts by facsimile or electronic transmissions in portable document format), each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

7.2                    Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersede any prior agreements, representations and understandings, both written and verbal, in respect of the subject matter hereof. For certainty, this Agreement amends and restates the 2018 Agreement in its entirety, and any terms of the 2018 Agreement which conflict with the terms hereof are of no further force or effect.

7.3                    Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

7.4                    Further Assurances. Each of the parties hereto shall, from time to time and at all times hereafter, upon every reasonable request of another party, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may reasonably be necessary for more effectually implementing and carrying out the terms of this Agreement.

7.5                    Forum Selection and Consent to Jurisdiction. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of Ontario and, by

Amended and Restated Share Purchase and Subscription Agreement - Holigen

execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. The parties hereto hereby expressly and irrevocably submits to the jurisdiction of the courts of the Province of Ontario for the purpose of any such litigation as set forth above and irrevocably agrees to be bound by any judgment rendered thereby in connection with such litigation.

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Amended and Restated Share Purchase and Subscription Agreement - Holigen

IN WITNESS WHEREOF the parties hereto have executed this Agreement

HOLIGEN LIMITED		HOLIGEN HOLDINGS LIMITED
Lara Buildings, Level 1
Guzeppi Calleja Street
Iklin, IKL 1264
Malta
Attention:	Pauric Duffy
Email:	[Redacted :Personal Information]

By:	Pauric Duffy
Name: Pauric Duffy
Title: Director

By:	Peter Comerford
Name: Peter Comerford
Title: Director

HOLIGEN LIMITED		HOLIGEN LIMITED
Lara Buildings, Level 1
Guzeppi Calleja Street
Iklin, IKL 1264
Malta
Attention:	Pauric Duffy
Email:	[Redacted :Personal Information]

By:	Pauric Duffy
Name: Pauric Duffy
Title: Director

By:	Peter Comerford
Name: Peter Comerford
Title: Director

DFT TRADING LIMITED		DFT TRADING LIMITED
Lara Buildings, Level 1
Guzeppi Calleja Street
Iklin, IKL 1264
Malta
Attention:	Pauric Duffy
Email:	[Redacted :Personal Information]

By:	Pauric Duffy
Name: Pauric Duffy
Title: Director

Amended and Restated Share Purchase and Subscription Agreement - Holigen

DFT HOLDINGS LIMITED		DFT HOLDINGS LIMITED
Lara Buildings, Level 1
Guzeppi Calleja Street
Iklin, IKL 1264
Malta
Attention:	Pauric Duffy
Email:	[Redacted :Personal Information]
By: Pauric Duffy
Name: Pauric Duffy
Title: Director

Inès Viola	Pauric Duffy
Witness	PAURIC DUFFY

THE FLOWR CORPORATION		THE FLOWR CORPORATION
201-100 Allstate Pkwy
Markham, ON L3R 6H3
Attention:	General Counsel and Corporate
Secretary
Email:	Francesco@flowr.ca

By:	Francesco Tallarico
Name: Francesco Tallarico
Title: General Counsel & Corporate Secretary

By:
Name:
Title:

Amended and Restated Share Purchase and Subscription Agreement - Holigen

A-1

SCHEDULE A
DEFINED TERMS

“€” shall means Euros.

“$” shall mean Canadian dollars.

“2018 Agreement” has the meaning given to such term in the recitals.

“Agreement” means this Amended and Restated Share Purchase and Subscription Agreement.

“AML Legislation” means (i) Part II.1 of the Criminal Code (Canada) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), including any guidelines or orders thereunder, (ii) the USA Patriot Act, or (iii) any other applicable anti-money laundering, anti-terrorist financing and economic sanction laws of Canada, the United States of America or any other applicable jurisdiction (collectively, including any guidelines or orders thereunder).

“Anti-Corruption Legislation” means any laws, rules and regulations of any jurisdiction applicable from time to time to any of the Holigen Entities concerning bribery or corruption, including the Corruption of Foreign Public Officials Act (Canada), S.C. 1998, c. 34, the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1 et seq. and the United Kingdom’s Bribery Act 2010 (c. 23).

“Business Day” means any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario and Valletta, Malta.

“Closing Date” has the meaning given to such term in Section 4.1.

“Company” has the meaning given to such term in the recitals.

“Holigen Entities” means collectively with the Company (i) Holigen Sub, (ii) RPK Biopharma, Unipessoal Lda., a corporation existing under the laws of Portugal, (iii) GreyCan Pty Ltd., a corporation existing under the laws of Australia, and (iv) TCann Pty Ltd., a corporation existing under the laws of Australia.

“Holigen Sub” has the meaning given to such term in the recitals.

“Intellectual Property” means all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade secrets, know-how, designs, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to any of the Holigen Entities and used in or necessary to the operation of its business and which Intellectual Property includes all Intellectual Property necessary (including genetics) to progress, according to the budget and plans laid out for, the Sintra, Aljustrel and Australia facilities, all of which has commercial value to the Holigen Entities.

Amended and Restated Share Purchase and Subscription Agreement - Holigen

Redacted: Commercially sensitive
A-2	information

“Lien” means any mortgage, charge, pledge, privilege, hypothec, security interest, assignment, lien (statutory or otherwise), easement, encroachment, option, title retention agreement, adverse claim, interest, preference, priority, proxy, right of first refusal or first offer, transfer restriction (other than restrictions under applicable securities laws) or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature which, in substance, secures payment or performance of an obligation.

“Material Adverse Change” means any change of circumstances or any event which would have a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on (i) the business, property, assets, liabilities, conditions (financial or otherwise) or prospects of the Holigen Entities individually or in the aggregate; or (ii) the ability of any of the Company, Pauric Holdco, Pauric Topco or Pauric Duffy to perform such Person’s obligations under this Agreement.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“OFAC Lists” shall mean, collectively, the List of Specially Designated Nationals and Blocked persons maintained by OFAC, as amended from time to time, or any similar lists issued by OFAC.

“Official Body” means any national government or government of any political subdivision thereof, or any parliament, legislature, council, agency, authority, board, central bank, monetary authority, commission, department, agency or instrumentality thereof, or any court, tribunal, grand jury, mediator or arbitrator, whether foreign or domestic, in each case having jurisdiction in the relevant circumstances.

“Pauric Holdco” has the meaning given to such term in the recitals. “Pauric Topco” has the meaning given to such term in the recitals.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Public Offering” means a transaction (whether by way of initial public offering, reverse takeover, qualifying transaction, or a similar transaction) that will result in the equity securities of the Company being listed on a “recognized exchange” (as defined in National Instrument 51-102 Continuous Disclosure Obligations).

“Sanctioned Country” means any country or territory, to the extent that such country or territory itself is subject (or becomes the subject) of Sanctions.

“Sanctioned Person” means (i) any person that is a designated target of any applicable legislation, regulations, orders, economic or trade sanctions or restrictive measures adopted, administered or enforced by the United Nations Security Council, OFAC (including any persons subject to country-specific or activity-specific sanctions administered by OFAC and any persons named on any OFAC Lists), the U.S. Department of Commerce Bureau of Industry and Security, the U.S. Department of State or pursuant to any other law, rules, regulations or other official acts of the United States, the Parliament of Canada, the European Union, and/or any present or future member state thereof and/or the United Kingdom’s Her Majesty’s Treasury or other relevant sanctions authority which governs transactions in controlled goods or technologies or dealings with countries, entities, organizations or individuals subject to such legislation, regulations, orders, economic or trade sanctions or restrictive measures (each of the foregoing, collectively, “Sanctions”) or (ii) any person owned or controlled directly or indirectly by any person which is a designated target of Sanctions. As of the date hereof, certain information regarding Sanctioned Persons issued by the United States can be found (i) on the website of the United States Department of Treasury at www.treas.gov/ofac/, or (ii)(A) an agency of the government of a Sanctioned Country, (B) an organization controlled by a Sanctioned Country, or (C) a person resident in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC.

Amended and Restated Share Purchase and Subscription Agreement - Holigen

A-3

“Shareholder” means a holder of Shares of the Company and “Shareholders” means more than one Shareholder.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“Solvent” means at any time (i) such person is not for any reasons unable to meet its obligations as they generally become due, (ii) such person has not ceased paying its current obligations in the ordinary course of business as they generally become due, and (iii) the aggregate property of such person is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient, to enable payment of all of its obligations, due and accruing due.

“Subscription Shares” has the meaning given to such term in the recitals.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Term Sheet” means the binding term sheet between the Company and Flowr dated November 19, 2018, pursuant to which Flowr agreed to lend up to $6,000,000 to the Company.

Amended and Restated Share Purchase and Subscription Agreement - Holigen

B-1

SCHEDULE B
SUBSIDIARIES

HOLIGEN LIMITED, a corporation duly incorporated under the laws of Malta and having its principal place of business at Triq, Guzeppi Calleja, IKL 1262, Iklin (“Holigen Sub”)

RPK BIOPHARMA, UNIPESSOAL, LDA., a corporation duly incorporated under the laws of Portugal and having its principal place of business at Rua do Campo de Futebol 330 2oESQ, 2785- 609 São Domingos de Rana, Portugal (“RPK”)

TCANN PTY LTD., a corporation duly incorporated under the laws of Australia and having its principal place of business at 9-15 Chilvers Road, Thornleigh, NSW 2120, Australia (“TCANN”)

GREYCAN PTY LTD., a corporation duly incorporated under the laws of Australia and having its principal place of business at Level1, 241 Denison Street, Broadmeadow NSW 2292, Australia (“GREYCAN”)

Amended and Restated Share Purchase and Subscription Agreement - Holigen

C-1

Redacted: Commercially sensitive information

Amended and Restated Share Purchase and Subscription Agreement - Holigen